Filed by Willis Group Holdings Limited pursuant
to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.
Subject Company: Hilb Rogal & Hobbs Company
Subject Company’s Commission File No.: 000-15981
The following is a presentation by made by Willis Group Holdings Limited to certain staff of Hilb Rogal & Hobbs Company, dated June 24, 2008:

HRH

hilb rogal & hobbs™

HRH Reinsurance Brokers Limited

NIB

GLENCAIRN

Glencairn, NIB and HRH Re 24 June 2008 th

Agenda • Introductions • Acquisition strategy • Background on Willis • Work to-date • Implications for HRH London companies • Q&A

Introductions • Grahame Millwater – President, Willis Group • David Margrett – Chairman and CEO, Willis Limited

Acquisition Strategy
Willis-HRH combination is strategically and financially compelling
• Will accelerate growth, increase client value via larger, more diversified platform
• Will accelerate growth, increase client value via larger, more diversified platform
• Complementary geographic footprint doubles Willis’s North American revenues
• More than doubles Willis’s North America revenues in high potential EB business
• Adds depth and breadth to other key practice areas
• Strengthens Willis’s middle market leadership, reinforces large account presence
• Immediately accretive to Willis Cash EPS; accretive to GAAP EPS from Year 2
• Attractive valuation; 2.4x 2008E revenue, less than 10x 2008E EBITDA
• Synergies of $100 million; additional $40 million annualized efficiencies post-
integration from Shaping our Future

A Great Strategic Fit
• Strengthens Willis’s middle
market leadership and reinforces
large-account presence
• Adds producer talent, client and
service expertise
• More than doubles Willis’s high-
growth North American
Employee Benefits business
• Expands range of Willis’s
specialty expertise – personal
lines, complex property
• Enhances marketplace presence
• Gives HRH access to Willis’s
growing global network
• Strengthens HRH’s presence in the
London market
• Expands production, claims support
capacity
• Adds depth and breadth to key
practice areas including real estate,
health care, environmental and
construction
• Enhances marketplace presence

Willis Re
Global Specialties
• Aerospace
• Energy
• Construction
• Marine
• Financial
Institutions
• Executive Risk
Niche Specialties
Willis Global Franchise Services and Clients
• Founded in 1828, Willis is the world’s
third-largest insurance broker
• $2.6 billion 2007 Revenues
• More than 300 offices in over 100
countries, including affiliated members
• Approximately 16,000 Associates,
including Gras Savoye
• Business segments:
• Global (31%) – includes Global
Specialties & Reinsurance
• North America (30%) – Provides Risk
Management, Insurance Brokerage,
Related Risk Services, Employee
Benefits Brokerage and Consulting
• International (39%) – Serves retail
clients in 100+ countries worldwide
Willis Overview
Personal
lines
1%
Willis Re
15%
Commercial
P&C
74%
Employee
Benefits
10%
2007 Total Revenues:  $2,578 million
2007 Revenue
by Product
Retail Services
• Risk Management
• Insurance Brokerage
• Related Risk Services
• EB Brokerage and
Consulting

Work to-date • Saturday 7 th June 2008 • Sunday 8 th June 2008 • Week commencing Monday 9 th June 2008 • Week commencing 16 th June 2008

HRH hilb rogal & hobbs
HRH Reinsurance Brokers Limited
NIB
GLENCAIRN

HRH London
Wholesale Newco
GPY, GCY, GHS
NIB Casualty
NIB UK W/S
Retail
GPC
BSK
Reinsurance
GRE
HRH Re
GPX - TBD
Willis
Willis
Willis Re

High-level plan

Objectives of Wholesale Newco
• To grow revenue from International and US third party intermediaries
• To provide specialty solutions and structured transactions based around expertise
• To act as Client Advocates for third party intermediaries and agents
• To be employer of choice for specialty wholesale brokers in London
• To deliver profit margin in excess of 30%

Implications and attractions for staff
• Nothing changes till the deal closes
• TUPE transfer
• London headquartered company
• Willis parent stable and financially secure
• Independent client platform with access to huge array of expertise, products and services – best of both worlds
• Career development within independent platform but also crossover into Willis parent

Outstanding issues include:-
• Brand of wholesale entity
• Back office structure
• External PR including client and market communications
• Which Willis businesses to join new entity
• Integration team
• Timings
• Overseas operations

• Newco located in Willis premises
• Local access to key decision makers
• Wholesale opportunities/producers being looked into
• Access to global markets
• Market leverage
• Access to other Willis third party distribution
Positive outcomes

Priorities:- • Focus on clients • Business as usual

HRH

hilb rogal & hobbs™

HRH Reinsurance Brokers Limited

NIB

GLENCAIRN

Q & A 24 th June 2008

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and
Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for
the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at
http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the
Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on
Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website
(http://www.sec.gov)
once such documents are filed with the SEC. You may also
obtain these documents, free of charge, from Willis’s website
(www.willis.com)
under the tab “Investor
Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website
(www.hrh.com)
under the heading
“Investor Relations” and then under the tab “SEC Filings.”
Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in
HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities
Act of 1933, as amended.